EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Year Ended December 31,	2010	2009	2008	2007	2006

	(dollars are in millions)

Income (loss) from continuing operations	$(1,899)	$(7,466)	$(2,608)	$(4,316)	$1,194
Income tax benefit (expense)	1,007	2,632	1,087	1,060	(674)

Income (loss) from continuing operations before income tax expense (benefit)	(2,906)	(10,098)	(3,695)	(5,376)	1,868

Fixed charges:
Interest expense	3,023	3,829	5,680	7,098	6,518
Interest portion of rentals(1)	7	37	37	59	50

Total fixed charges	3,030	3,866	5,717	7,157	6,568

Total earnings from continuing operations as defined	$124	$(6,232)	$2,022	$1,781	$8,436

Ratio of earnings to fixed charges	.04	(1.61)	.35	.25	1.28
Preferred stock dividends(2)	57	57	57	58	57
Ratio of earnings to combined fixed charges and preferred stock dividends	.04	(1.59)	.35	.25	1.27

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.